SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 39)*

Under the Securities Exchange Act of 1934

PACIFIC AIRPORT GROUP

(Name of Issuer)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.

(Exact Name of Issuer as Specified in its Charter)

SERIES B SHARES

(Title of Class of Securities)

400506101

(CUSIP Number)

Xavier García de Quevedo Topete

Attorney-in-Fact of Grupo México, S.A.B. de C.V.

Attorney-in-Fact of Infraestructura y Transportes México, S.A. de C.V.

Grupo México, S.A.B. de C.V.

Campos Elíseos No. 400

Colonia Lomas de Chapultepec

México City, México 11000

011-5255-1103-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 400506101

1.	NAMES OF REPORTING PERSONS Grupo México, S.A.B. de C.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,425,282 (See Item 5)
	8.	SHARED VOTING POWER 56,100,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 9,425,282 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 56,100,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,525,282 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%**
14.	TYPE OF REPORTING PERSON (see instructions) CO

** The Reporting Persons note that the number set forth in Row (11) represents 11.7% of the total outstanding Issuer Equity Shares based on the Issuer’s report on Form 20-F for the fiscal year ended December 31, 2017.

CUSIP No. 400506101

1.	NAMES OF REPORTING PERSONS Infraestructura y Transportes México, S.A. de C.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 56,100,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 56,100,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,100,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14.	TYPE OF REPORTING PERSON (see instructions) CO

This Amendment No. 39 (this “Amendment No. 39”) is being filed by Grupo México, S.A.B. de C.V. (“Grupo México”) and Infraestructura y Transportes México, S.A. de C.V., Grupo México’s 75.0%-owned subsidiary (“ITM” and together with Grupo México, the “Reporting Persons”), with respect to the Series B Shares, without par value (the “Shares”), of Pacific Airport Group (the “Issuer”), and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on July 9, 2010, as further amended on July 12, 2010, July 13, 2010, August 13, 2010, August 25, 2010, September 22, 2010, October 12, 2010, January 25, 2011, February 16, 2011, March 15, 2011, April 12, 2011, June 14, 2011, July 6, 2011, July 13, 2011, July 28, 2011, August 11, 2011, October 3, 2011, November 14, 2011, December 5, 2011, January 30, 2012, April 10, 2013, April 18, 2013, April 25, 2013, November 14, 2013, January 27, 2014, March 11, 2014, April 2, 2014, July 2, 2014, August 12, 2014, September 8, 2014, October 7, 2014, April 6, 2015, September 14, 2015, October 19, 2015, February 1, 2016, March 3, 2016, April 20, 2016, May 26, 2017 and January 9, 2018 (collectively with this Amendment No. 39, the “Schedule 13D”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended and supplemented by adding the following:

Annex I and Annex II hereto set forth the name, business address, title, present principal occupation or employment of each director and executive officer on the date hereof of Grupo México and ITM, respectively. The information set forth in Annex I and Annex II hereto is incorporated herein by reference.

During the past five years, Grupo México and ITM have not, and, to the best of Grupo México’s and ITM’s knowledge, no person listed in Annex I or Annex II hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby supplemented by adding the following:

(a, b) Since and including January 9, 2018, Grupo México has disposed of 6,312,148 Shares, as described in Item 5(c) below. As of the date hereof, Grupo México beneficially owns a total of 65,525,282 Shares, consisting of 9,425,282 Shares that Grupo México owns directly, and 56,100,000 Shares held by ITM. (References to “Shares” in this Item 5 include the Shares evidenced by ADSs beneficially owned by Grupo México). As of the date hereof, ITM beneficially owns a total of 56,100,000 Shares. The Shares directly owned by Grupo México and ITM represent approximately 1.9% and 11.8%, respectively, or 13.7% in the aggregate, of the total outstanding Shares, based on a total of 476,850,000 Shares outstanding as of December 31, 2017, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2017. Except to the extent described below, Grupo México has the sole power to vote or direct the vote of the 9,425,282 Shares that it owns directly, and has shared power to vote or direct the vote of the 56,100,000 Shares held by ITM. Except to the extent described below, ITM does not have the sole power to vote or direct the vote of any of the 56,100,000 Shares that it owns directly, and has shared power to vote or direct the vote of such Shares. Grupo México has the sole power to dispose or direct the disposition of the 9,425,282 Shares that it owns directly, and has shared power to dispose or direct the disposition of the 56,100,000 Shares held by ITM. ITM does not have the sole power to dispose or direct the disposition of any of the 56,100,000 Shares that it owns directly, and has shared power to dispose or direct the disposition of such Shares. Grupo México’s beneficial ownership of 65,525,282 Shares represents 11.7% of the total outstanding Issuer Equity Shares, based on a total of 561,000,000 Issuer Equity Shares outstanding as of December 31, 2017, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2017.

(c) The table below sets forth the transactions in Shares since and including January 9, 2018 by the Reporting Persons. All such transactions were open market sales by Grupo México of Shares on the Mexican Stock Exchange in Mexican pesos. The amounts reported in the “Weighted Average Price Per Share” column below reflect a weighted average price for the Shares sold on the particular day. Certain Shares were sold in multiple transactions on one day, each at a price within the range of prices set forth in the “Range of Prices” column below. The Reporting Persons undertake to provide to the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold within the range of prices set forth below.

Date of Transaction	Number of Shares Sold	Daily Weighted Average Price Per Share (U.S.$)*		Daily Range of Prices (U.S.$)*
1/9/2018	178,925	10.71	**	10.71-10.71	**
1/23/2018	191,454	10.82	**	10.80-10.84	**
1/24/2018	153,144	10.92	**	10.92-10.96	**
1/25/2018	69,661	10.90	**	10.86-10.95	**
8/27/2018	100,000	10.21	**	10.21-10.22	**
8/28/2018	100,000	10.14	**	10.04-10.20	**
8/29/2018	200,000	10.42	**	10.18-10.46	**
8/30/2018	200,000	10.36	**	10.25-10.39	**
8/31/2018	200,000	10.33	**	10.23-10.36	**
9/3/2018	100,000	10.17	**	10.17-10.27	**
9/4/2018	100,000	9.96	**	9.86-10.16	**
9/5/2018	100,000	9.97	**	9.89-10.06	**
9/6/2018	100,000	10.08	**	9.96-10.15	**
9/7/2018	100,000	10.04	**	9.92-10.15	**
9/10/2018	100,000	10.11	**	10.06-10.21	**
9/11/2018	100,000	10.12	**	10.03-10.21	**
9/12/2018	200,000	10.46	**	10.16-10.65	**
9/13/2018	200,000	10.70	**	10.64-10.84	**
9/14/2018	200,000	10.60	**	10.49-10.72	**
9/17/2018	200,000	10.56	**	10.46-10.64	**
9/18/2018	200,000	10.67	**	10.54-10.73	**
9/19/2018	200,000	10.66	**	10.63-10.71	**
9/20/2018	200,000	10.64	**	10.57-10.67	**
9/21/2018	200,000	10.53	**	10.46-10.66	**
9/24/2018	200,000	10.42	**	10.35-10.49	**
9/25/2018	200,000	10.44	**	10.39-10.46	**
9/26/2018	200,000	10.56	**	10.52-10.67	**
9/27/2018	200,000	10.72	**	10.62-10.81	**
9/28/2018	200,000	10.74	**	10.62-10.96	**
10/1/2018	65,316	11.07	**	10.99-11.11	**
10/2/2018	200,000	10.87	**	10.79-11.01	**
10/3/2018	200,000	10.71	**	10.64-10.82	**
10/4/2018	200,000	10.51	**	10.46-10.58	**
10/5/2018	200,000	10.65	**	10.62-10.68	**
10/8/2018	200,000	10.57	**	10.56-10.65	**
10/9/2018	200,000	10.43	**	10.35-10.55	**
10/10/2018	200,000	10.34	**	10.28-10.43	**
10/11/2018	100,000	10.10	**	10.06-10.21	**
10/12/2018	26,729	10.21	**	10.13-10.29	**
10/15/2018	26,919	10.14	**	10.14-10.16	**
*	Prices do not include broker commissions.
**	Reported prices reflect conversion into U.S. dollars based upon the peso/dollar exchange ratio at close for such date (as reported by Bloomberg L.P.).

Item 7. Material to be Filed as Exhibits

Exhibit No.	Title

1	Power of Attorney, dated May 9, 2007 (English translation)

2	Power of Attorney, dated August 7, 2012 (English translation)

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth herein is true, complete and correct.

Dated as of: October 17, 2018

GRUPO MÉXICO, S.A.B. DE C.V.

By:	/s/ Xavier García de Quevedo Topete
	Name:	Xavier García de Quevedo Topete
	Title:	Attorney-in-Fact

By:	/s/ Mauricio Ibañez Campos
	Name:	Mauricio Ibañez Campos
	Title:	Attorney-in-Fact

INFRAESTRUCTURA Y TRANSPORTES MÉXICO, S.A. DE C.V.

By:	/s/ Xavier García de Quevedo Topete
	Name:	Xavier García de Quevedo Topete
	Title:	Attorney-in-Fact

By:	/s/ Mauricio Ibañez Campos
	Name:	Mauricio Ibañez Campos
	Title:	Attorney-in-Fact

Annex I

GRUPO MÉXICO

Directors and Executive Officers

DIRECTORS AND EXECUTIVE OFFICERS OF GRUPO MÉXICO. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of Grupo México. Each such person is a citizen of Mexico.

Name of Director or Executive	Business Address	Title	Present Principal Occupation or Employment
Germán Larrea Mota Velasco	Campos Elíseos No. 400, Fl 12, Col. Lomas de Chapultepec, C.P. 11000 Mexico City	Chairman of the Board, President and Chief Executive Officer	Chairman of the Board, President and Chief Executive Officer of Grupo México

Alfredo Casar Pérez	Bosques de Ciruelos No. 99 - Fl 4, Col. Bosques de las Lomas, C.P. 11700 Mexico City	Director	Chief Executive Officer of Ferrocarril Mexicano, S.A. de C.V.

Oscar González Rocha	Torre Parque Reforma. Avenida Campos Eliseos No. 400 - Fl 9. Col. Lomas de Chapultepec. C.P. 11000, Mexico City	Director	Chief Executive Officer and President of Southern Copper Corporation

Xavier García de Quevedo Topete	Edificio Park Plaza Torre 1, Javier Barros Sierra 540 Fl 9, Col. Santa Fe, C.P. 01219 Mexico City	Vice President of the Board and Executive Vice President	Executive Vice President of Grupo México

Emilio Carrillo Gamboa	Torre Parque Reforma. Avenida Campos Eliseos No. 400 Fl 16, Col. Lomas de Chapultepec, C.P. 11000, Mexico City	Director	Partner at Bufete Carrillo Gamboa, S.C.

Fernando Ruiz Sahagún	Av. Vasco de Quiroga No. 2121 Fl 4, Col. Peña Blanca Santa Fe, C.P. 01210 Mexico City	Director	Counsel at Chevez, Ruiz, Zamarripa y Cía, S.C.

Antonio Madero Bracho	Monte Pelvoux No. 220 Fl 8, Col. Lomas de Chapultepec, C.P. 11000 Mexico City	Director	Executive President of San Luis Rasinni Corporation, S.A. de C.V.

Prudencio López Martínez	Bosque de Ciruelos No. 180, Int. 902, Col. Bosques de las Lomas C.P. 11700 Mexico City	Director	President of Sanvica, S.A. de C.V.

Claudio X. González Laporte	Jaime Balmes No. 8, Fl 9, Col. Los Morales Polanco C.P. 11510 Mexico City	Director	Chairman of the Board and General Director of Kimberly Clark de México, S.A. de C.V.

Rolando Vega Sáenz	Corporativo Arcos Norte “B” Paseo de los Tamarindos No. 60 Fl 5, Col. Bosques de las Lomas, Mexico City	Director	General Director of Seguros Atlas, S.C.

Antonio del Valle Ruiz	Paseo de la Reforma 365, Fl 1, Col. Cuauhtémoc, C.P. 06500 Mexico City	Director	President Emeritus of Grupo Kaluz, S.A. de C.V.

Carlos Prieto Sierra	Marcella No. 44, Col. Juárez, C.P. 06600 Mexico City	Director	President of Escuela Bancaria Comercial EBC

Carlos Rojas Mota Velasco	Torre Virreyes, Pedregal No. 24, Fl 19, Col. Molino del Rey, C.P. 11040 Mexico City	Director	General Director of Grupo Rotoplas, S.A. de C.V.

Marlene Finny de la Torre	Edificio Park Plaza Torre 1, Javier Barros Sierra 540, Fl 9, Col. Santa Fe, C.P. 01219 Mexico City	Chief Financial Officer of Grupo México	Chief Financial Officer of Grupo México

Annex II

INFRAESTRUCTURA Y TRANSPORTES MÉXICO

Directors and Executive Officers

DIRECTORS AND EXECUTIVE OFFICERS OF INFRAESTRUCTURA Y TRANSPORTES MÉXICO. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of Infraestructura y Transportes México. Each such person is a citizen of Mexico.

Name of Director or Executive	Business Address	Title	Present Principal Occupation or Employment
Germán Larrea Mota Velasco	Campos Elíseos No. 400, Fl 12, Col. Lomas de Chapultepec, C.P. 11000 Mexico City	Chairman of the Board, President and Chief Executive Officer	Chairman of the Board, President and Chief Executive Officer of Grupo México

Alfredo Casar Pérez	Bosques de Ciruelos No. 99 - Fl 4, Col. Bosques de las Lomas, C.P. 11700 Mexico City	Director	Chief Executive Officer of Ferrocarril Mexicano, S.A. de C.V.

Octavio Ornelas Esquinca	Edificio Park Plaza Torre 1, Javier Barros Sierra 540 Fl 9, Col. Santa Fe, C.P. 01219 Mexico City	Director	Chief Financial Officer of Infrastructure Division of Grupo México

Arturo Elías Ayub	Lago Zurich No. 245, Fl 15 Torre Carso, Col. Granada, C.P. 11529 Mexico City	Director	Corporate and International Banking Director of Teléfonos de México, S.A.B. de C.V.

Luis Roberto Frias Humphrey	Paseo de las Palmas No. 736, Col. Lomas de Chapultepec, C.P. 11000 Mexico City	Director	Strategic Alliances Communications Director of Grupo Financiero Inbursa, S.A.B. de C.V.

Roberto Slim Seade	Londres 130, Zona Rosa, Col. Juárez, C.P. 06600 Mexico City	Director	General Director of Ostar Grupo Hotelero

Exhibit Index

Exhibit No.	Title

1	Power of Attorney, dated May 9, 2007 (English translation)

2	Power of Attorney, dated August 7, 2012 (English translation)